EXHIBIT 99.8

PRESS RELEASE

New Caledonia: TotalEnergies and Prony Resources New Caledonia Join Forces for the Territory's Energy Transition through a 160 MW Solar Projet

Noumea, December 20, 2021 – TotalEnergies will develop a series of photovoltaic and energy storage projects in New Caledonia in order to deliver decarbonized electricity via a 25-year renewable power purchase agreement (PPA) for the industrial operations of mining and metallurgy consortium Prony Resources New Caledonia.

Between 2022 and 2025, the Company, will develop, in successive phases, ground-based photovoltaic arrays with installed capacity of 160 MW, as well as 340 MWh of energy battery storage capacity. Most of the installations will be located on property owned by the Grand Sud hydrometallurgical plant. The first photovoltaic power plant (30 MW) is scheduled to come on stream in 2023.

Ultimately, the project will cover nearly two-thirds of the site's electricity needs and will help avoid close to 230,000 tons of CO2 emissions. This project strengthens Prony Resources New Caledonia's ambition of achieving carbon neutrality by 2040.

By combining solar energy and energy storage to replace electricity generated from coal, TotalEnergies is demonstrating its ability to provide a sustainable energy solution to Prony Resources New Caledonia while meeting demanding local, industrial, environmental and social requirements.

"Prony Resources New Caledonia's commitment to decarbonization is both ambitious and pioneering in the industry. We are very proud to support their energy transition, and that of New Caledonia," said Thierry Muller, CEO of TotalEnergies Renewables France. "As industrial firms, we think and act responsibly. Our two companies are committed to protecting natural resources and biodiversity, and to improving the situation of local communities. With this long-term partnership, we are demonstrating that it is possible to support industrial activity in New Caledonia and participate in a sustainable development approach at the same time."

"Certainly, one of the most important pathways in our industrial transformation – an orderly and assertive transition of our energy mix towards renewables – allows Prony Resources to ensure that its electric vehicle battery manufacturer customers are supplied with high environmental quality nickel and cobalt while contributing to New Caledonia's sustainable development. The choice of TotalEnergies brings in world-class industrial expertise and opens the door to exciting opportunities and innovations in the years ahead," declared Antonin Beurrier, Chairman of Prony Resources New Caledonia.

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of September 2021, TotalEnergies' gross renewable electricity generation capacity is 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies       TotalEnergies       TotalEnergies        TotalEnergies

About Prony Resources New Caledonia

A participant in the global energy transition, Prony Resources sustainably contributes to New Caledonia’s development by processing its nickel and cobalt resources in accordance with the highest industrial and environmental standards.

Prony Resources’ metallurgical products are particularly well-suited to the requirements of electric vehicle battery manufacturers and the world’s largest automakers.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

TotalEnergies Renewables France Contacts

Elodie Billerey : +33 6 69 99 38 95 | elodie.billerey@totalenergies.com

Prony Contact

Adelie Garaud Ballande : +687 76 09 20 | adelie.ballande@vale.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).